    As filed with the Securities and Exchange Commission on October 11, 2000
                                                     Registration No. 333-34460
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

------------------------------------------------------------------------
                               AMENDMENT NO. 2 TO
                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

------------------------------------------------------------------------
                         MARTEK BIOSCIENCES CORPORATION
             (Exact name of registrant as specified in its charter)

   Delaware                                              52-1399362
(State or other jurisdiction of                          (I.R.S. Employer
incorporation or organization)                           Identification Number)

------------------------------------------------------------------------

                                6480 DOBBIN ROAD
                            COLUMBIA, MARYLAND 21045
                                 (410) 740-0081
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               HENRY LINSERT, JR.
                             CHIEF EXECUTIVE OFFICER
                         MARTEK BIOSCIENCES CORPORATION
                                6480 DOBBIN ROAD
                            COLUMBIA, MARYLAND 21045
                                 (410) 740-0081
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                    Copy to:
                                MICHAEL J. SILVER
                             HOGAN & HARTSON L.L.P.
                      111 SOUTH CALVERT STREET, 16TH FLOOR
                            BALTIMORE, MARYLAND 21202
                                 (410) 659-2700

                                 --------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. | |
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than the securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. | | _________________
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. | | ________________________
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. | |


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SEC IS EFFECTIVE. THIS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS                                                SUBJECT TO COMPLETION
                                                              OCTOBER 11, 2000

                         MARTEK BIOSCIENCES CORPORATION



                        2,536,532 SHARES OF COMMON STOCK

                     734,391 COMMON STOCK PURCHASE WARRANTS


     The shareholders named on page 13 are offering to sell up to 2,536,532 shares of our common stock and up to 734,391 common stock purchase warrants.

     Our common stock is traded on the Nasdaq Stock Market under the symbol "MATK." On October 4, 2000, the last reported sale price of our common stock on Nasdaq was $18.88 per share.

                       ----------------------------------

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

                       ----------------------------------

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THE COMMON STOCK OR THE COMMON STOCK PURCHASE WARRANTS, NOR HAVE THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this prospectus is October , 2000.

                                  OUR BUSINESS



                  Martek Biosciences Corporation was founded in 1985. Our principal executive offices are located at 6480 Dobbin Road, Columbia, Maryland 21045, and our telephone number is (410) 740-0081. We develop, manufacture and sell products from microalgae and other sources.

                  Microalgae are microplants. We have pioneered the commercial development of microalgae into a portfolio of high value products and product candidates consisting of the following:

     - NUTRITIONAL PRODUCTS - Over the past 8 years, we have developed production methods and intellectual property for 2 important fatty acids. These fatty acids are docosahexaenoic acid, commonly known as DHA, and arachidonic acid, commonly known as ARA. We derive DHA from microalgae and ARA from fungi, using proprietary processes. Cell membranes throughout the body, especially in the brain, central nervous system, retina and heart, contain these fatty acids. DHA and ARA may help develop the eyes and central nervous systems of newborns and promote adult mental and cardiovascular health. An adult or newborn may obtain DHA and ARA via foods such as red meats, fish and eggs, as well as supplements and pharmaceuticals. In western developed societies, human consumption of the foods containing high amounts of DHA has declined over the last fifty years, and we believe that this possible dietary deficiency is being recognized by scientists and will result in an increase in demand for DHA-supplemented products.

     - STABLE ISOTOPE PRODUCTS - We have developed several other products and product candidates from microalgae, including amino acids and sugars that are "labeled" with unique atoms. These labels provide scientists with a tool to understand how chemical compounds and proteins react. Researchers in the pharmaceutical industry may use these products to evaluate the three-dimensional structures of proteins using nuclear magnetic resonance technology, which produces molecular pictures providing information about how drugs react.

     - OTHER PRODUCTS - We are also developing new fluorescent marker products from microalgae that have potential applications in automated biological screening to find new compounds or reduce drug discovery time. These fluorescent marker products bring greater sensitivity to existing tests and applications. Our genomics group has developed key intellectual property that some day may allow us to transfer the DHA producing genetic material of microalgae into agricultural products like corn.

                                  RISK FACTORS

              You should carefully consider the following risk factors, as well as other information in this prospectus and all of the information incorporated by reference before purchasing our common stock.

IF OUR INFANT FORMULA LICENSEES DO NOT INTRODUCE PRODUCTS CONTAINING OUR NUTRITIONAL OILS IN THE UNITED STATES OR BROADEN THEIR USE OF OUR NUTRITIONAL OILS IN THEIR PRODUCTS OVERSEAS, WE MAY NOT BE ABLE TO REACH REVENUE LEVELS THAT WOULD MAKE US PROFITABLE.

Nutritional product sales and royalties are likely to be our main source of revenues in the future. Although we sell some of our nutritional oils into the adult nutritional products market, approximately two-thirds of our current nutritional product revenues come from our license agreements with infant formula manufacturers. As such, we depend on the licensees' sales of products that include our nutritional oils. Although some of our licensees have included our nutritional oils in some of their products outside the United States, we cannot predict whether any licensee will introduce infant formula products containing our nutritional oils in the United States, broaden their use of our nutritional oils overseas, or whether any of our other licensees will incorporate our nutritional oils into their products. Until these events occur and we recognize significant revenues as a result of increased product introductions, we do not expect to be profitable from the sale of nutritional oils to our licensees. Ultimately our success in the infant formula industry depends on growing acceptance of our nutritional oils as necessary or beneficial additives to infant formulas. Not all experts in the field of infant nutrition agree on that subject, and we are subject to the risk that the use of DHA and ARA in infant formula may never gain widespread acceptance.

IF ADDITIONAL POSITIVE CLINICAL RESULTS ARE NOT OBTAINED, WE MAY NOT BE ABLE TO DEVELOP A PROFITABLE MARKET FOR OUR NUTRITIONAL OILS OUTSIDE OF THE INFANT FORMULA MARKET.

Approximately one-third of our current nutritional product revenues come from sales of our nutritional oils to distributors and directly to consumers in the adult supplement market. The future of this market depends on the success of our ongoing clinical trials. If these trials do not provide adequate data supporting the benefits of our nutritional oils for adults, we may never gain widespread acceptance for these oils in this market.

EVEN IF OUR PRODUCTS DO OBTAIN WIDESPREAD ACCEPTANCE, WE MAY NOT BE ABLE TO PRICE THE PRODUCTS AT A LEVEL THAT WOULD ALLOW US TO BE PROFITABLE.

Although our current contracts with licensees outline product pricing and royalty rates, we cannot predict whether these pricing structures will allow our licensees to be competitive in the future. If we have to reduce our pricing structure, we may not be able to sell products at a price that would enable us to be profitable. We are currently negotiating flat pricing with our infant formula licensees. The economics of flat prices will be similar to our current economics, with the current transfer price and royalty combined into one price with a slight discount. Although either our current pricing structure or the flat rate pricing structure will enable us to achieve profitability if our products receive widespread acceptance, we cannot predict whether either of these pricing structures will enable our licensees and other customers to obtain broad market acceptance of our products.

IF WE ARE UNABLE TO INCREASE OUR PRODUCTION OF NUTRITIONAL OILS, OR ENTER INTO FAVORABLE THIRD PARTY MANUFACTURING AGREEMENTS TO PRODUCE OUR NUTRITIONAL OILS, WE MAY NOT BE ABLE TO SUCCESSFULLY MEET FUTURE DEMANDS FOR OUR NUTRITIONAL OILS.

To meet our customers' projected demand for our nutritional oils, we have developed a process for the large-scale production of our oils at our Winchester, Kentucky manufacturing plant. While the DHA production level in our plant is sufficient to meet current demand, if demand increases beyond our current production capabilities, we may be unable to produce the required quantities of oil cost effectively. While we believe that our plant can increase its production to supply approximately 20 to 30% of the world wide infant formula market, our ability to meet commercial production levels at the plant is not yet proven. As a precaution, we have conducted DHA production trials with third party manufacturers. However, we do not currently have a third party manufacturing agreement in place to supply us with DHA containing oil.

Although we are able to produce ARA containing oil at our Winchester plant, we do not currently produce it at the plant. Rather than produce ARA containing oil at our Winchester plant, we have entered into an agreement with a third party manufacturer, DSM Food Specialties, to supply our ARA containing oil. If DSM Food Specialties fails to supply us with required amounts under the contract, we would not be able to meet our customers' demands. In this case, we would have to either manufacture the ARA containing oil at our plant, which would reduce our DHA containing oil production capacity, or enter into other third party manufacturer supply agreements. If we are unable to find alternative supply sources or are unable to cost effectively manufacture the ARA containing oil in our Winchester plant, we may be unable to meet product demand in the short-run.

WE HAVE EXPERIENCED NET OPERATING LOSSES SINCE OUR INCEPTION, ARE LIKELY TO CONTINUE TO EXPERIENCE NET OPERATING LOSSES IN THE SHORT TERM, AND MAY NEVER BECOME PROFITABLE.

We have experienced net operating losses since our inception. As of July 31, 2000, we have an accumulated deficit of $85,569,000. Until we realize significant revenues from our nutritional products, we expect to continue to experience net operating losses. Our balance of cash and cash equivalents at July 31, 2000 was $4,631,000 and, as of July 31, 2000, we had $19,451,000 in
short term investments and marketable securities. At April 30, 2000, these amounts were $3,395,000 and $21,511,000, respectively. We must achieve sustained profitability to generate the cash necessary to be a viable business in the long term, and at this time we have not yet generated a sustained source of revenues to achieve this.

BECAUSE WE ARE STILL IN THE EARLY STAGES OF PRODUCT DEVELOPMENT, WE WILL NEED SIGNIFICANT ADDITIONAL CAPITAL TO CONTINUE OUR RESEARCH AND DEVELOPMENT, CONDUCT PRODUCT TESTING, INCLUDING PRECLINICAL AND CLINICAL TRIALS, AND MANUFACTURE AND MARKET OUR PRODUCTS.

We have a number of products that are in the early stages of research and development, product testing, manufacturing or marketing. Although we receive revenues from sales of infant formula containing our nutritional oils, our dietary supplement Neuromins(R), our stable isotope products, and some other products, the aggregate revenue from these products is currently insufficient to internally fund our product development, manufacturing and marketing needs. Therefore, we will continue to require additional outside sources of funding. We estimate that we will need approximately $30-40 million over the next several years to fund our research and development, product testing, manufacturing, and marketing at budgeted levels. Additionally, if our business grows, these needs will increase.

To continue to fund our growth, we will pursue various sources of funding, which may include equity issuances, asset based borrowing, lease financing, and collaborative arrangements with partners. Our existing term loan, which has a current balance at September 28, 2000 of approximately $564,000, requires us to meet certain debt covenants, which include maintaining a cash, cash equivalents and marketable securities balance of at least $12 million and meeting certain debt/equity and other ratios. Because additional debt financing arrangements would have to comply with these financial covenants, we may not be able to secure additional debt financing on terms acceptable to us. Additionally, funding from other sources may not be available, or may not be available on terms that would be commercially acceptable or permit us to continue the planned commercialization of our products. If we obtain funds through collaborative or strategic partners, these partners may require us to give them technology or product rights, including patents, that could ultimately diminish our value. If we cannot secure adequate funding, we may need to scale back our research, development, manufacturing, and commercialization programs which may have a materially adverse affect on our future business.

THE MARKET PRICE OF OUR COMMON STOCK MAY EXPERIENCE A HIGH LEVEL OF VOLATILITY DUE TO FACTORS SUCH AS ITS RELATIVE ILLIQUIDITY, THE VOLATILITY IN THE MARKET FOR BIOTECHNOLOGY STOCKS GENERALLY, AND THE EFFECT OF SHORT TERM EVENTS LIKE PRODUCT LAUNCHES AND LICENSE ANNOUNCEMENTS.

We are a public emerging growth company in the biosciences sector. As frequently occurs among these companies, the market price for our common stock may experience a high level of volatility. During the fifty-two week period ending September 21, 2000, our common stock price has traded between $6.25 and $32.00. During the fifty-two week period ending September 21, 1999, our common stock price ranged from $5.00 to $12.00. The following are examples of items that may significantly impact the market price for our common stock:

     - announcements of technical innovations, new commercial products, new license arrangements or strategic partnerships by us or our competitors;

     -        patent or other intellectual property disputes;

     -        quarterly fluctuations in our results of operations;

     - regulatory developments concerning our products and our competitors' products; and

     - general market conditions for emerging growth companies and bioscience companies.

Because we may experience a high level of volatility in our common stock, you should not invest in our stock unless you are prepared to handle a significant loss of your capital. At any given time, you may not be able to sell your shares at a price you think is acceptable.

The market liquidity for our stock is relatively low. As of September 6, 2000, we had 17,800,059 shares of common stock outstanding. Since our initial public offering of common stock on November 23, 1993, the average daily trading volume in our common stock as reported on the NASDAQ National market has been 149,045 shares. The average trading volume in our common stock during the fifty-two week period ending September 30, 2000 has been 100,004 shares. The average trading volume in our common stock during the fifty-two week period ending September 30, 1999 has been 58,379 shares. Although a more active trading market may develop in the future, the limited market liquidity for our stock may effect your ability to sell and the price at which you are able to sell your shares of common stock.

IF SIGNIFICANT SHARES ELIGIBLE FOR FUTURE SALE ARE SOLD OR REGISTRATION RIGHTS ARE EXERCISED, THE RESULT MAY DEPRESS OUR STOCK PRICE BY INCREASING THE SUPPLY OF OUR SHARES IN THE MARKET AT A TIME WHEN DEMAND MAY BE LIMITED.

Because we continue to require additional outside sources of capital to finance, among other things, our research and development, product testing, and the manufacturing or marketing of our products, we may need to raise additional capital through the sale of equity securities. As of September 6, 2000, we had 17,800,059 shares of common stock outstanding, stock options outstanding to purchase an aggregate of 2,861,330 shares of common stock at various exercise prices ranging from $6.25 to $34.25 per share, and warrants outstanding to purchase up to 734,391 shares of common stock at exercise prices between $7.51 and $18.76. To the extent that these options and warrants for our common stock are exercised, the increase in the number of our outstanding shares of common stock may adversely affect the price for our common stock. This could hurt our ability to raise capital through the sale of equity securities. Additionally, some of our stockholders who bought shares or warrants from us in private placements have registration rights. If the stockholders were to exercise their registration rights when we are seeking to raise capital by selling stock in a registered offering, the result could effectively prevent us from doing so.

INFANT FORMULA CONTAINING OUR PRODUCTS, AND MANY OF OUR OTHER PRODUCTS AND PRODUCT CANDIDATES, CAN ONLY BE MARKETED IN THE UNITED STATES AND ELSEWHERE IF THEY RECEIVE GOVERNMENTAL APPROVALS, AND WE AND OUR LICENSEES AND COLLABORATORS WHO MARKET OUR PRODUCTS MAY NOT BE ABLE TO RECEIVE THOSE APPROVALS.

Many of our products and the manufacturing and marketing of these products are subject to extensive regulation by the FDA and similar regulatory authorities in other countries depending on the product type and method of manufacture. For example, the FDA regulates, to varying degrees and sometimes in very different ways, infant formulas, dietary supplements, foods, medical foods, animal feed and pharmaceutical products.

Infant Formula:

     - Term infant formula products containing our nutritional oils are currently being marketed outside the United States in 9 countries. Pre-term infant formula products containing our oils are currently being marketed outside the United States in over sixty countries. Our licensees have informed us that they have received the appropriate regulatory clearances needed to market products containing our oils in those countries. To date, infant formula containing our nutritional oils has not received regulatory approval in the United States. As a result of prior filings for this approval by our licensees, the FDA has raised questions pertaining to the results of certain animal studies relating to DHA and ARA. Management believes that all of these questions can be properly resolved, and, along with our licensees, we are in the process of responding to the FDA to address these questions. As part of this process, during February 2000, we filed a "generally recognized as safe" ("GRAS") notification with the FDA for the use of our DHA and ARA nutritional oils in our licensees' infant formula. If the FDA review results in a favorable outcome, each of our infant formula licensees will need to obtain a separate FDA authorization before marketing an infant formula with our sources of DHA and ARA.

     - We believe that, based on the data provided by numerous clinical trials over the last ten years, our oils are both beneficial and safe for inclusion in infant formula. This contention is further supported by the fact that our oils are marketed in over sixty countries around the world, including countries that have rigorous premarket authorization requirements such as the United Kingdom, France and Israel. Our oils have been sold in infant formulas in these countries for several years with no reported problems. Accordingly, we believe that the FDA review of our GRAS notification, which may take a minimum of three to six additional months from the effective date of this registration statement, will have a favorable outcome. There can be no assurance that this will be the case, and even if it is, there can be no assurance that our licensees will be able to obtain the FDA approval to market an infant formula containing our products in the United States. If we are unable to obtain these approvals, or if approvals are delayed, our ability to successfully market products directly and through our licensees, and to generate revenues from infant formula product sales or royalties, would be impaired.

Fluorescent Detection and Microalgae Products:

     - We market fluorescent detection and other products derived from microalgae for use in research. We believe that these products, as currently used, are not subject to the FDA's regulation. There can be no assurance that the FDA would concur with our position. To the extent that the FDA considers these products subject to regulation as either medical devices or as combination medical device/drug product, we would need to cease marketing the products while we obtained the necessary FDA premarket authorizations.

OUR CURRENT PATENTS MAY NOT BE ABLE TO PROVIDE PROTECTION AGAINST COMPETITIVE PRODUCTS AND WE MAY BE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY PORTFOLIO IN THE FUTURE.

The patent position of health and bioscience firms is generally highly uncertain and involves complex legal and factual questions. No consistent policy has emerged regarding the breadth of claims allowed for health and bioscience patents. Accordingly, our issued patents, or patents that we may obtain in the future, may not afford adequate protection against competitors with competing technology. We may have to engage in litigation from time to time in order to enforce our intellectual property rights. If we are required to litigate, there may be substantial costs involved and a significant diversion of our business efforts.

We have obtained 7 United States patents covering certain aspects of our DHA and/or ARA oils. We have applied for other patents in the United States covering certain other aspects of our nutritional oils. We have also filed patent applications on a selective basis in other industrialized countries, some of which are pending and some of which have been granted. We are unable to predict, however, whether these patents will be challenged, invalidated or circumvented by others. We are aware that Omegatech, Inc., Monsanto Corporation, Aventis and Nagasse currently are challenging the European patents covering our DHA containing oils. Although we are confident in the strength of our patents covering our DHA and ARA containing oils, there can be no assurance that these patents will successfully protect our proprietary technology in these areas or that we will be able to successfully defend against challenges to our patents. If we fail to obtain adequate patent protection or successfully defend against challenges for our nutritional oils, we may experience decreases in the future sales of our nutritional oils, decreases in the revenues on sales of infant formula containing our oils and decreases in license fees related to our oils.

IF OUR COMPETITORS DEVELOP SUPERIOR PRODUCTS OR TECHNOLOGIES, THESE PRODUCTS MAY RENDER OUR PRODUCTS OBSOLETE.

Our success depends upon achieving and maintaining a superior competitive position in our most important markets. Competition from other biotechnology and pharmaceutical companies is intense. Many of our competitors have substantially greater research and development capabilities, marketing, financial and managerial resources and experience in the industry. If a competitor develops a better product or technology, our products or technologies may be rendered obsolete.

Although we believe we have developed the most efficient method of producing DHA and ARA oils, we are aware that other methods of producing DHA and ARA are available, and some infant formulas and other products now on the market outside the United States use oils derived from other sources, such as fish or eggs. We are aware of the development of a DHA-containing fish oil low in EPA which provides an alternative to our DHA oil for infant formula applications. Although it is a lower cost product relative to our DHA, fish oil, including low EPA fish oil, has odor, stability and taste characteristics that may limit its usefulness. We are also aware of the development of microencapsulated low-EPA fish oil products by several large companies, including BASF and F. Hoffman-LaRoche Ltd. Although microencapsulation of the oil resolves much of the odor, stability and taste issues found with fish oil, a microencapsulated product is significantly more costly than regular fish oil. Because fish oil is significantly less costly that our DHA oil, fish oil will present a substantial competitive threat to our Neuromins(R) DHA. Published reports, however, have cited a number of fish oils as containing chemical toxins that are not present in our oils. In addition, we believe that the combination of either low-EPA fish oil or microencapsulated fish oil with a microbial source of ARA for use in infant formula would likely infringe on our patents. We are also aware that Omegatech, Inc., an early stage company, is currently able to produce DHA from a strain of fungus containing DHA. We are currently unable to evaluate the degree of competitive threat that this fungal source of DHA will present to our DHA oil in the future.

WE HAVE CERTAIN "TAKEOVER DEFENSES" IN PLACE THAT COULD DETER BIDS FOR THE COMPANY THAT YOU MAY FAVOR.

To protect long term shareholder value, we have adopted a stockholder rights plan and taken other steps to deter hostile or coercive attempts to acquire the company. You may favor offers from a third party to acquire us, but these steps may prevent offers from being made or successfully carried out.

If any person or group acquires more than 20% of our common stock without approval of the board, the acquisition will trigger our stockholder rights plan. Once triggered, the plan distributes rights to stockholders enabling those stockholders to acquire shares of our common stock or that of an acquiror, at a substantial discount to the public market price. We have reserved 300,000 shares of Series A Junior Participating Preferred Stock for issuance in connection with the stockholder rights plan. We are authorized to issue an additional 4,700,000 shares of preferred stock in one or more series, having terms fixed by the board, without a stockholder vote. While the board has no current intentions or plans to issue any preferred stock, issuance of these shares could also be used as an anti-takeover device. We also have divided our board into 3 classes with each class of directors being elected to three-year terms on a rotating basis. As such only approximately one-third of the members of our board stand for election every year. A staggered board deters hostile or coercive attempts to acquire a company by electing a new board of directors.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-732-0330 for further information on the public reference rooms.

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to these documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all of their common stock:

         - annual report on form 10-K for the fiscal year ended October 31, 1999, as amended;

         - quarterly report on forms 10-Q for the fiscal quarters ended January 31, 2000, April 30, 2000, and July 31, 2000 respectively;

         -  current report on form 8-K filed on April 17, 2000; and

         -  the description of Martek's common stock contained in form 8-A.

         To obtain a copy of these filings at no cost, you may write or telephone us at the following address:

                  Chief Financial Officer
                  Martek Biosciences Corporation
                  6480 Dobbin Road
                  Columbia, Maryland  21045
                  (410) 740-0081


         This prospectus contains forward-looking statements relating to future events or our future financial performance. These statements are only predictions and actual events or results may be materially different from our predictions. In evaluating these statements, you should consider the various factors identified in this prospectus. Some of these factors are set forth under the heading "Risk Factors" and could cause actual results to differ materially from those indicated by forward-looking statements contained in this prospectus.

         You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. Neither we nor the selling stockholders have authorized anyone else to provide you with different information. Neither we nor the selling stockholders are making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the prospectus.


                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the common shares or warrants by the selling stockholders. If all the warrants are exercised in full, we will receive up to approximately $9.9 million, which will be used for general corporate purposes. The selling stockholders may never exercise the warrants in full or at all.

                              SELLING STOCKHOLDERS


         This prospectus relates to the offering by the selling stockholders named in this prospectus of up to 2,536,532 shares of common stock and 734,391 common stock purchase warrants. All of the selling stockholders have acquired common stock in private placements and may acquire additional shares of common stock upon the exercise of warrants issued in the private placements.

         The following table sets forth important information with respect to the selling stockholders as of October 4, 2000, as follows:

         - the name and position or other relationship with Martek within the past 3 years of the selling stockholders;

         - the number of Martek's outstanding shares of common stock beneficially owned by the selling stockholders prior to this offering, including shares obtainable under warrants exercisable within sixty days of October 4, 2000.

         - the number of shares of common stock and warrants being offered through this prospectus; and

         - the number and percentage of Martek's outstanding shares of common stock to be beneficially owned by the selling stockholders after the sale of common stock being offered through this prospectus.

         The selling stockholders do not have to sell all of the shares and warrants that they own.

                                 Number of
                                 ---------
                                   Shares                                                           Shares Beneficially
                                   ------                                                           -------------------
                                Beneficially            Number of             Number of               Owned After the
                                ------------            ---------             ---------               ---------------
                                Owned Prior               Shares               Warrants
                                -----------               ------               --------
              Selling              to the                Offered              Owned and                   Offering
              -------              ------                -------              ----------                  --------
            Stockholder           Offering              Hereby (1)          Offered Hereby          Number        Percentage
            -----------           --------              ----------          --------------          ------        ----------

Vector Later-Stage Equity           64,367                 64,367               61,172                   0            *
Fund II, L.P. (2) (3)

Moore Global Investments,          721,019                721,019              105,731                   0            *
Ltd. (4)

Remington Investment               158,272                158,272               21,490                   0            *
Strategies, L.P. (4)

J. N. Whipple, III (5)             379,999                 97,699               24,469             282,300           1.6

Buena Vista Partners, LLC           48,850                 48,850               12,235                   0            *
(6)

Vector Later Stage Equity          193,102                193,102              183,518                   0            *
Fund (QP), L.P. (2) (3)

Black Bear Fund I, L.P. (7)        625,466                215,966               49,838             409,500           2.3

Black Bear Fund II, L.L.C.          57,277                 20,877                4,818              36,400            *
(7)

Black Bear Offshore Ltd.           677,866                219,566               50,669             458,300           2.6
(7)

Black Bear Pacific Master          167,012                 47,512               10,964             119,500            *
Fund Unit Trust (7)

George Haywood                   1,107,584                431,934               99,677             675,650           3.8

State of Wisconsin               2,227,612                575,912                    0           1,651,700           9.3
Investment Board (8) (9)

MFS Mid Cap Growth Fund             368,071                187,171               43,193             180,900          1.0
(EXOT) (10)

MFS Mid Cap Growth Fund             183,085                100,785               23,258              82,300           *
(OTC) (10)

MFS New Discovery Fund              143,978                143,978               33,226                   0           *
(NDF) (10)

MFS/Sun Life New Discovery            7,199                  7,199                1,661                   0           *
Fund (NWD) (10)

MFS New Discovery Fund                  720                    720                  166                   0           *
(UND) (10)

AGR Halifax Fund, Ltd. (11)          35,994                 35,994                8,306                   0           *

----------------

(1) Consists of shares of common stock currently owned by the selling stockholders and offered hereby as well as shares of common stock issuable to such selling stockholders upon exercise of warrants currently held and offered hereby by such selling stockholders.

(2) Sandra Panem, a director of Martek since May 1995, was the President of Vector Fund Management, L.L.C. ("VFM"), which is the general partner of Vector Later-Stage Equity Fund II, L.P. ("VLSEF II") and Vector Later-Stage Equity Fund II (QP), L.P. ("VSELF QP"), and a Senior Vice President of Vector Asset Management, Inc., which is the managing member of VFM and is the general partner of Vector Fund Management L.P., the general partner of Vector Later-Stage Equity Fund L.P. Ms. Panem resigned from all positions with the various Vector entities in 1999.

(3) Vector Later-Stage Equity Fund II, L.P. and Vector Later Stage Equity Fund (QP). L.P. are each managed by an investment committee which exercises sole voting and investment power.

(4) Moore Global Investments, Ltd and Remington Investment Strategies, L.P. are each managed by an investment committee which exercises sole voting and investment power.

(5) Includes 36,000 shares of common stock currently owned by J.N. Whipple, Inc., a company controlled by J.N. Whipple. Mr. Whipple disclaims beneficial ownership of the shares of common stock held by J. N. Whipple, Inc.

(6) James Anderson is the natural person who exercises the sole voting and investment power for the Buena Vista Partners, LLC.

(7) Jim Carruthers is the natural person who exercises the sole voting and investment power for the Black Bear Fund I, L.P., Black Bear Fund II,

      L.L.C., the Black Bear Offshore Ltd., and the Black Bear Pacific Master Fund Unit Trust.

(8) The State of Wisconsin Investment Board holds the securities for the benefit of the Wisconsin Retirement Trust.

(9) John Nelson is the natural person who exercises the sole voting and investment power for the State of Wisconsin Investment Board.

(10) Mark Regan is the natural person who exercises the sole voting and investment power for the MFS Mid Cap Growth Fund (EXOT), the MFS Mid Cap Growth Fund (OTC), the MFS New Discovery Fund (NDF), MFS/Sun Life New Discovery Fund (NWD), and the MFS New Discovery Fund (UND).

(11) Jeff Smith is the natural person who exercises the sole voting and investment power for AGR Halifax Fund, Ltd.


                              PLAN OF DISTRIBUTION

         The common stock being offered by the selling stockholders, or by their respective pledgees, donees, transferees, or other successors in interest, will be sold in one or more transactions, which may involve block transactions, on the Nasdaq Stock Market or on another market on which the common stock may from time to time be trading, in privately-negotiated transactions, through the writing of options on the common stock, short sales or any combination thereof. The sale price to the public may be the market price prevailing at the time of sale, a price related to the prevailing market price or at any other price as the selling stockholders determine from time to time. The selling stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of common stock if they deem the purchase price to be unsatisfactory at any particular time.

               The common stock may also be sold pursuant to Rule 144. Rule 144 provides an exemption from registration for the resale of securities which selling stockholders acquired in a private offering. In order to sell under Rule 144, the following 5 conditions must exist:

               -  We must be current in filing our SEC reports.

               - The amount of common stock a selling stockholder can sell under Rule 144 during any three-month period cannot exceed the greater of (a) 1% of our outstanding common stock, or (b) the average weekly reported trading volume for our common stock during the 4 calendar weeks preceding the filing of the notice of sale referred to below.

               - The common stock must be sold in unsolicited brokers' transactions or directly to a market maker.

               - The selling stockholder must file a notice of the proposed sale with the SEC at the time the order to sell is placed with the broker, unless the amount to be sold neither exceeds 500 shares nor involves sale proceeds greater than $10,000.

               - The selling stockholder must have held the common stock for at least 1 year (counting any time the stock was held by persons other than affiliates of the company).

         If a selling stockholder has held the common stock for at least 2 years and has not been an affiliate of the company during the 3 months preceding the sale, the stock can be sold free of any of these conditions except the condition that the stock be sold through an unsolicited broker transaction or to a market maker.

         The selling stockholders may also sell the common stock directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Brokers acting as agents for the selling stockholders will receive usual and customary commissions for brokerage transactions, and market makers and block purchasers purchasing the common stock will do so for their own account and at their own risk. It is possible that the selling stockholders will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. In addition, the selling stockholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of common stock in the course of hedging the positions they assume with a selling stockholder. It is possible not all, or even none, of the common stock offered hereby will be issued to, or sold by, the selling stockholders. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of section 2(11) of the Securities Act of 1933 in connection with sales of the shares. Accordingly, any commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or concessions under the Securities Act. Because selling stockholders may be deemed "underwriters" within the meaning of section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.

         Any person engaged in the distribution of the shares of common stock offered hereby may not simultaneously engage in market making activities with respect to our common stock for a period of 2 business days prior to the commencement of such distribution. In addition, each selling stockholder will be subject to the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

         Martek has agreed to indemnify the selling stockholders, or their respective transferees or assignees, against potentially significant liabilities, including liabilities under the Securities Act, or to contribute to payments these selling stockholders or their respective pledgees, donees, transferees or other successors in interest, may be required to make.

                                  LEGAL MATTERS

         Hogan & Hartson L.L.P., Baltimore, Maryland, has passed upon certain legal matters with respect to the common stock and warrants offered hereby.

                                     EXPERTS

         Ernst & Young LLP, independent auditors, have audited our financial statements included in our annual report on form 10-K for the year ended October 31, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

==================================================================================================================================

          NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE
OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR
MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS
HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDERS.                                 MARTEK
THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A                                       BIOSCIENCES
SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED                                  CORPORATION
HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS
UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF
THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY
CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED                            COMMON STOCK
HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.                                     AND
                                                                                                  WARRANTS




                                                                                                 -------------

                                                                                                  PROSPECTUS

                                                                                                 -------------






                 ------------------------



TABLE OF CONTENTS                                  PAGE
                                                   ----
Our Business      ..........................        2
Risk Factors      ..........................        3
Where You Can Find More Information.........       11
Use of Proceeds   ..........................       12
Selling Stockholders .......................       12
Plan of Distribution........................       15
Legal Matters     ..........................       17
Experts           ..........................       17




                                                                                                   October , 2000

==================================================================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the various expenses to be paid by the Company in connection with the issuance and distribution of the securities being registered hereby. All the amounts are estimates, except the Commission registration fee. The selling stockholders will bear the cost of all selling commissions and underwriting discounts with respect to the sale of any securities by them.

         Securities and Exchange Commission registration fee....................          $      119
         Legal fees and expenses ...............................................               9,000
         Accounting and miscellaneous expenses..................................              10,881
                                                                                          ----------

                  Total.........................................................          $   20,000
                                                                                          ==========





ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Under Section 145 of the General Corporation Law of the State of Delaware (the "DGCL"), a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation's request, in such capacities with another enterprise, against expenses (including attorney's fees), as well as judgments, fines and settlements in nonderivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The DGCL provides, however, that such person must have acted in good faith and in a manner he or she reasonably believed to be in (or not opposed to) the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, the DGCL does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.

         Article ELEVENTH of the Company's Certificate of Incorporation provides that the Company will indemnify its directors and officers to the full extent permitted by law and that no director shall be liable for monetary damages to the Registrant or its stockholders for any breach of fiduciary duty, except to the extent provided by applicable law (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, or (iv) for any transaction from which such director derived an improper personal benefit. In addition, under indemnification agreements with its directors, the Registrant is obligated, to the fullest extent permissible by the DGCL, as it currently exists or may be amended, to indemnify and hold harmless its directors, from and against all expense, liability and loss reasonably incurred or suffered by such directors.

ITEM 16.          EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

         (a)      Exhibits

Exhibit
Number            Exhibit Description
------            -------------------
    4.1           Form of certificate representing shares of Martek common
                  stock, par value $0.10 per share (filed as Exhibit 4.01 to the
                  Company's Registration Statement on Form S-1, File No.
                  33-68922, declared effective November 23, 1993, and
                  incorporated herein by reference).

    5             Opinion of Hogan & Hartson L.L.P. (to be filed by amendment).

    23.1* Consent of Ernst & Young LLP, as independent auditors for the Company.

    23.2 Consent of Hogan & Hartson L.L.P. (included in their opinion filed as Exhibit 5).

    24            Powers of Attorney (included in the Signature Page to this
                  Registration Statement).

--------------------
*Filed herewith.

ITEM 17.          UNDERTAKINGS

         (a)      The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Howard, State of Maryland on October 11, 2000.

                                        MARTEK BIOSCIENCES CORPORATION



                                        By: /s/ Henry Linsert, Jr.
                                           -----------------------------------
                                            Henry Linsert, Jr.
                                            Chief Executive Officer



                  Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


Date: October 11, 2000                  /s/ Henry  Linsert Jr.     .
                                        ----------------------------------------
                                        Henry Linsert, Jr.
                                        Chief Executive Officer and Director
                                        (Principal Executive Officer)

Date: October 11, 2000                  /s/ Peter L. Buzy
                                        ----------------------------------------
                                        Peter L. Buzy
                                        (Chief Financial and Accounting Officer)


Date: October 11, 2000                  *
                                        ----------------------------------------
                                        Jules Blake
                                        Director

Date: October 11, 2000                  *
                                        ----------------------------------------
                                        Gordon S. Macklin
                                        Director

Date: October 11, 2000                  *
                                        ----------------------------------------
                                        Ann L. Johnson
                                        Director

Date: October 11, 2000                  *                          .
                                        ----------------------------------------
                                        Douglas J. MacMaster, Jr.
                                        Director

Date: October 11, 2000                  *
                                        ----------------------------------------
                                        John H. Mahar
                                        Director

Date: October 11, 2000                  *
                                        ----------------------------------------
                                        Sandra Panem
                                        Director

Date: October 11, 2000                  *
                                        ----------------------------------------
                                        Richard J. Radmer
                                        Director

Date: October 11, 2000                  *
                                        ----------------------------------------
                                        Eugene H. Rotberg
                                        Director

Date: October 11, 2000                  *
                                        ----------------------------------------
                                        William D. Smart
                                        Director

     * By  /s/ Peter L. Buzy
           -------------------------
           Peter L. Buzy
           Attorney-In-Fact

                                  EXHIBIT INDEX

Exhibit
Number            Exhibit Description
------            -------------------
    4.1     Form of certificate representing shares of Martek common stock, par value $0.10 per share (filed as Exhibit 4.01 to the Company's
            Registration Statement on Form S-1, File No. 33-68922, declared effective November 23, 1993, and incorporated herein by reference).

    5       Opinion of Hogan & Hartson L.L.P. (to be filed by amendment).

    23.1* Consent of Ernst & Young LLP, as independent auditors for the Company.

    23.2 Consent of Hogan & Hartson L.L.P. (included in their opinion filed as Exhibit 5).

    24      Powers of Attorney (included in the Signature Page to this
            Registration Statement).

--------------------
*Filed herewith.